Mail Stop 6010
April 25, 2006

Via U.S. Mail and Facsimile (717)849-4756

William Jellison
Senior Vice President and Chief Financial Officer
Dentsply International Inc.
221 West Philadelphia Street
York, Pennsylvania 17405

	Re:	Dentsply International Inc.
		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 14, 2006
		File No. 000-16211

Dear Mr. Jellison:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 51

1. As set forth in paragraph 28 to SFAS 95, the operating activities section of an indirect method presentation of cash flows should begin with net income or loss. Your statement does not appear consistent with that guidance because your presentation begins with net income from continuing operations. To better conform to SFAS 95, please appropriately modify your presentation in future filings.

Note 4.  Segment and Geographic Information, page 61

2. We see that you presented five segments in 2004, four segments in
2005 and plan to report three segments in 2006. Please tell us how you re-organized your operating group structure in 2005 and in 2006.
Explain why these re-organizations resulted in the reductions in the numbers of segments reported under SFAS 131. Please be detailed and specific.

3. We see that for SFAS 142 impairment testing purposes you evaluate approximately 20 reporting units. Considering that you identify only four, and soon to be three, reportable segments for SFAS 131 purposes it appears that you are aggregating numerous reporting units for segment reporting purposes. Please tell us further detail about each of the aggregated segments and the bases for the aggregation. Fully show us that you have appropriately applied the aggregation criteria from SFAS 131.

4. As a related matter, to help us understand your segment analysis under SFAS 131 please tell us about how your business is organized and managed. Describe the direct reports reviewed by your Chief Operating Decision Maker/s (CODM), as well as the next level below the direct reports. Tell us about the significant components of the reports reviewed by CODM(s) and clarify the nature of the information reviewed, including how that information is organized. Your response should show us that you have appropriately identified reportable segments under SFAS 131.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy at (202) 551-3778 or me at
(202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting
Branch Chief, at (202) 551-3676.

							           Sincerely,



							           Gary Todd
					             	           Reviewing
Accountant

William Jellison
Dentsply International Inc.
April 25, 2006
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